

LUNAR HELIUM-3 MINING, LLC

PATENT SUMMARY – 071624

01 Gas Collection System

Patent Description: A method of directing and capturing gases including Helium-3.

- Patent Date: August 3, 2023
- Patent Status: Pending
- Patent Application Serial Number: 18/230,125

02 Soil Disrupting System

Patent Description: A method of heating the sub-regolith without standard processing.

- Filing Date: September 14, 2023
- Patent Status: Pending
- Patent Application Serial Number: 18/368,477

03 Gas Mining Cover Arrangement

Patent Description: A method of creating a semi-enclosed environment for heating and collecting vaporized gases.

- Filing Date: October 6, 2023
- Patent Status: Pending
- Patent Application Serial Number: 18/377,275

04 Directing small rocks around rover

Patent Description: A method of redirecting rocks around a rover without going under the rover.

- Patent Date: October 23, 2023
- Patent Status: Pending
- Patent Application Serial Number: 18/382,625

05 Locating Mining Sites Using Neutron Detection

Patent Description: A method of detecting Helium-3 in regolith using Thermal Neutron Detection.

- Filing Date: December 13, 2023
- Patent Status: Pending
- Patent Application Serial Number: 18/538,102

06 Locating Mining Sites Using an Open Mass Spectrometry

Patent Description: A method of detecting Helium-3 in regolith using Mass Spectrometry

- Patent Date: January 8, 2024
- Patent Status: Pending
- Patent Application Serial Number: 18/406, 459

07 Extraterrestrial Nanosecond Neutron Analysis and Associated Particle Imaging

Patent Description: A method of detecting Helium-3 in regolith using Associated Particle Imaging.

- Filing Date: April 29, 2024
- Patent Status: Pending
- Patent Application Serial Number: 18/648,725

LUNAR HELIUM-3 MINING, LLC

Lunar Helium-3 Mining, LLC | 14362 N. Frank Lloyd Wright #1000 | Scottsdale | AZ | 85260 | USA | 602-714-2515